FOIA Confidential Treatment Requested

Pursuant to 17 C.F.R.§200.83

September 25, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attn: Mr. Al Pavot and Mr. Terence O’Brien

Re: American Vanguard Corp.

Form 10-K for the fiscal year ended December 31, 2024, as amended by Amendment No.

1 on Form 10-K/A

Form 8-K filed March 14, 2025

File No. 001-13795

Dear Mr. Pavot and Mr. O’Brien:

American Vanguard Corporation (“AVD”, “we” or the “Company”) is writing in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated August 27, 2025 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Commission on May 29, 2025 (as amended), and the Company’s Form 8-K filed with the Commission March 14, 2025. The Company is requesting confidential treatment for certain information included in the Company’s response to the Commission’s comments, which has been redacted and replaced with bracketed asterisks (“[***]”). Pursuant to Rule 83 of the SEC’s Rules on Information and Requests (17 C.F.R. §200.83), the Company has provided the unredacted response to the Staff under separate cover and a separate letter to the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

To assist your review, the Staff’s comments included in the Comment Letter are set forth in bold italics below, followed by the Company’s response. The following headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs of the Comment Letter. All numbers are in $ thousands unless otherwise indicated.

Form 10-K for the fiscal year ended December 31, 2024 filed May 29, 2025 (as amended)

Results of Operations, page 22

1.
Given the material impact of transformation expenses on your 2024 operating results, please disaggregate the material components of this expense category. The expanded disclosure should clarify why these costs are characterized on page 21 as nonrecurring. In this regard, it appears that this category includes expenses for compensation, strategic planning and information system upgrades that would appear to constitute normal and recurring cash operating expenses that are necessary to operate your business.

The Company acknowledges the Staff’s comment. The following table shows the different components of the transformation expense for each of the years ended December 31, 2024 and 2023:

[***]

We respectfully advise the Staff that, in preparing the MD&A and the consolidated financial statements included in the Company’s Form 10-K for the fiscal year ended December 31, 2024, we considered the usefulness of the information to investors and other users of our financial statements. The Company acknowledges that the transformation expense includes expenses relating to personnel issues, strategic consulting and planning and information technology projects. However, these expenses pertain to the Company’s digital and structural transformation projects that are beyond what the Company would consider recurring expenses and do not relate to ordinary course operations. Specifically, the Company hired consultants to analyze all aspects of its business, technology, and processes, and to recommend extensive restructuring and business operations changes. To implement these improvements, the Company made adjustments to its leadership team and workforce, including the replacement of its previous CEO and the engagement of employees specifically to help the Company implement its transformation plan, and not for other ongoing aspects of the Company’s business. In respect to the IT implementations, these charges comprise the efforts to identify, purchase and implement software and IT systems as part of the Company’s transformation plan based on the external consultants’ advice. These costs were immaterial in 2023, but we concluded they were material in 2024 and expect them to be dramatically reduced in 2025.

The Company is planning to include the following disclosures in its next Form 10-K filing, and, as applicable, in future filings:

AVD undertook a strategic initiative to transform its entire enterprise into a platform for stronger growth and profitability. The Company engaged third-party consultants to initiate a business transformation on multiple fronts (including supply chain cost, optimizing manufacturing, establishing strategic go-to-market approaches and a structural reorganization). We believe these transformation efforts will yield substantial benefits by 2026. The Company also initiated a Company-wide digital transformation across all of our geographies including a uniform ERP platform with standardized processes. Third, the Company recruited and hired a new CEO tasked with leading the transformation project.

The following table shows the different components of the transformation expense for the years ended December 31, 2025 and 2024:

[***]

The Company anticipates incurring lower transformation expenses in 2025 compared to 2024 and will include the related numbers in its next Form 10-K.

These digital and structural transformation projects and associated expenses are beyond what the Company would consider normal recurring expenses associated with ordinary course planning and information system upgrade activities.

Liquidity and Capital Resources, page 24

2.
Please disclose whether the Adjusted EBITDA amounts provided in your Forms 8-K can be used to assess your compliance with the minimum year-to-date consolidated EBITDA financial debt covenants referenced on page 27. In this regard, it is not clear whether the measures are equivalent.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the manner as to how the Adjusted EBITDA amount provided in its Forms 8-K is calculated is on the same basis as the minimum Consolidated EBITDA used for financial debt covenant compliance purposes. As set forth in more detail below in our response to the Staff’s Comment No. 5, in future filings where we present Adjusted EBITDA as a non-GAAP financial measure we will include more detailed discussion of how we calculate Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to our net income, the most directly comparable financial measure prepared in accordance with GAAP.

Critical Accounting Estimates, page 27

3.
If material, please expand your disclosure to address any intangible assets corresponding to your operations in countries for which you have recorded a full deferred tax asset valuation allowance. Based on the existing disclosure, it is not clear whether such intangible assets are material or whether the associated recoverability estimates are impacted by known adverse facts and circumstances.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has intangible assets residing in two countries that have full deferred tax asset valuation allowances. These two countries are [***] and [***] with net intangible assets in the amount of [***] and [***], respectively. The Company determined that the intangible assets residing in [***] are immaterial to the Company’s consolidated financial statements. In respect to the deferred tax assets residing in [***], the Company recorded a full deferred tax asset valuation allowance due to having three years of cumulative losses. The main reason for having three years of cumulative losses are charges in the amount of $117,355 recorded during the year ended December 31, 2024 that pertain to transformation expenses, goodwill and intangible assets impairments, inventory write-offs, and the voluntary recall of the Dacthal products. The Company considers those charges to be one-time non-recurring expenses. The Company has been working on a comprehensive transformation plan and does not expect that such charges will recur to that extent in subsequent years. The transformation efforts are expected to yield substantial benefits by 2026, and the US is projected to be profitable again.

In the Company’s deferred tax asset valuation allowance assessment, the Company weighed positive and negative evidence. The Company deemed the presence of three years of cumulative losses strong negative evidence that could not be overcome by its positive future projections for the [***] entities or the fact that the losses were driven by unusual expenses that are not expected to recur. As a result, the Company concluded that it is more likely than not that the deferred tax asset balance related to the Company’s [***] entities will not be realized.

The Company advises the Staff that the Company’s domestic operations constitute their own Reporting Unit, separate from the Company’s international Reporting Unit. The Company performed an impairment assessment using the same evidence as for its deferred tax asset valuation allowance assessment. This impairment test resulted in a full impairment of the U.S. goodwill. Further, the Company individually reviewed its intangible asset portfolio which resulted in the impairment of the intangible assets related to two herbicides. The Company concluded that its remaining intangible assets residing in the U.S. are not impaired based on projected undiscounted cash flows compared to book value. Overall, the undiscounted cash flows of the U.S. Reporting Unit substantially exceeded the book value.

In response to the Staff comments, going forward, the Company will evaluate the materiality of its intangible assets corresponding to the Company’s operations in countries for which we have recorded a full deferred tax asset valuation allowance, as applicable, and, based on the facts and circumstances, include in future filings where we have concluded that such presentation is material, including if applicable in the critical accounting estimates section in its next Form 10-K for the fiscal year ended December 31, 2025.

Major Customers, page 56

4.
It is not clear whether the revenues corresponding to any individual countries in your South and Central America category should be separately disclosed pursuant to ASC 280-10-50-41. Please tell us the three countries that primarily comprise the December 31, 2024 South and Central America revenue amount and quantify each country's revenue. Tell us also the three countries that comprise the largest components of the 2024 international intangible assets balance on page 59 and quantify the corresponding asset balances. In addressing your consideration of the disclosure guidance, please include a substantive analysis of the extent to which the sales growth and profit margins of your operations in the individual countries materially differ from your consolidated operating results. For example, the disclosure on page 53 infers continuing adverse operating results in your Brazilian operations, but the magnitude of those operations and the carrying value of any assets at risk do not appear to be disclosed either in the financial statements or in MD&A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the three countries in its South and Central America region that generated the most revenue for the year ended December 31, 2024 were as follows:

[***]

[***]

[***]. The Company respectfully advises the Staff that its operations in Central America and Australia have historically been profitable and the Company does not have any indication that these two regions will not remain profitable. In respect to Brazil, the Company has initiated measures as part of its transformation initiatives to streamline its operations and product offerings. Based on these measures, the Company projects that its Brazilian operations will become profitable in the near future. [***]

[***]

The Company further advises the Staff that it does not maintain profit margin for those individual countries as certain sales of group products are made via multiple entities within the consolidation that retain part of the margin.

The Company believes that sales trend information for the individual countries noted is materially consistent with that of its consolidated sales and therefore supports the Company’s conclusion that the country revenues are not considered material. [***]

Form 8-K filed March 14, 2025

Exhibit 99.1, page 1

5.
Please clarify for us how you considered the guidance in Item 10(e)(1)(i) of Regulation S-K when excluding an estimate of the most directly comparable GAAP performance measure from your disclosure. It is also not clear why a reconciliation between Adjusted EBITDA and the comparable GAAP measure was omitted. Further, it does not appear that you have disclosed the reasons why you believe that Adjusted EBITDA provides useful information to investors. Additionally, it is not clear whether you use the non-GAAP financial measure for additional purposes. See Instruction 2 to Item 2.02 of Form 8-K.

The Company acknowledges the Staff’s comment, and has reviewed the requirements of Item 10(e)(1)(i) of Regulation S-K. As set forth in the Company’s earnings release attached as Exhibit 99.1 to its Form 8-K filed on August 1, 2025 (the “Second Quarter Earnings Release”), the Company believes that net income (loss) is the most directly comparable GAAP performance measure to Adjusted EBITDA. The Company has previously included a reconciliation of the Company’s net income (loss) to Adjusted EBITDA in its filings, including in its Second Quarter Earnings Release, and in future filings where the Company presents Adjusted EBITDA, the Company will include a reconciliation of the Company’s net income for the relevant period prepared in accordance with GAAP to the Company’s measure of Adjusted EBITDA.

The Company views Adjusted EBITDA as important information for investors and consequently an important performance metric for internal performance driven management actions and a key indicator for several reasons. In particular, as the Company continues to work through its transformation efforts, the Company’s management has determined that our presentation of Adjusted EBITDA can be helpful for investors to understand the Company’s underlying operating performance, and provides investors with additional information about our earnings capability and operating effectiveness, and facilitates comparison between the Company and its industry peers and across different industries.

In its future filings and materials where the Company presents Adjusted EBITDA, the Company will include related disclosures, setting forth a statement of why management believes that the presentation of the non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of information, consistent with Item 10(e)(1)(i)(C) of Regulation S-K, and, to the extent material, a statement disclosing the additional purposes, if any, for which the Company’s management uses the non-GAAP financial measure that are not otherwise disclosed, consistent with Item 10(e)(1)(i)(D) of Regulation S-K, along with a reconciliation of the Company’s net income to Adjusted EBITDA as follows (updated for the relevant fiscal periods):

Non-GAAP Financial Measures

In addition to providing results that are determined in accordance with accounting principles generally accepted in the United States of America (GAAP), we present Adjusted EBITDA, which is a non-GAAP financial measure. This measure should not be considered in isolation or as an alternative to GAAP measures such as net income, or diluted earnings per share, as applicable, or other financial statement data presented in our financial statements as an indicator of our financial performance.

We define EBITDA as net income or net income attributable to the Company, adjusted for non-controlling interests, depreciation and amortization, provision for income taxes and interest expense. We define Adjusted EBITDA as EBITDA as further adjusted for certain items management believes are not reflective of the underlying operations of our business, including but not limited to the exclusion of charges that are considered by management to be unusual and not representative of the Company’s underlying performance and future prospects. In 2024 that included non-recurring expenses and the profit on sale of an asset that was not held for sale. The resulting Adjusted EBITDA measure is exactly aligned with the Company’s metric for its current credit facility agreement.

We use Adjusted EBITDA to assess the operating results and effectiveness and efficiency of our business. We present this non-GAAP financial measure because we believe that investors consider Adjusted EBITDA to be an important supplemental measure of performance, and we believe that this measure is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. As the Company continues to work through its transformation efforts, management believes that presenting Adjusted EBITDA provides an effective comparison between the Company and its industry peers. Non-GAAP financial measures as reported by us may not be comparable to similarly titled metrics reported by other companies and may not be calculated in the same manner. These measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

The following table sets forth a reconciliation of our net income (loss) to Adjusted EBITDA for the periods presented:

6.
Please tell us the extent to which your final fiscal 2024 Adjusted EBITDA results differed from your $42m preliminary estimate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the preliminary Adjusted EBITDA amount of $42,000 for the year ended December 31, 2024, included in the earnings release attached as an exhibit to its Form 8-K filed on March 14, 2025, was preliminary. The final Adjusted EBITDA for the year ended December 31, 2024 amounted to [***].

After presenting the preliminary Adjusted EBITDA amount of $42,000, in connection with finalizing the Company’s Form 10-K for the fiscal year ended December 31, 2024 the Company concluded that actual Adjusted EBITDA for the period was [***]. While the Company concluded that these differences in the preliminary Adjusted EBITDA and the actual Adjusted EBITDA for the period were not material, in the Company’s earnings release for the fiscal quarter ending September 30, 2025, the Company intends to provide an updated Adjusted EBITDA amount for the fiscal year ended December 31, 2024, with the appropriate reconciliation to net income, the most directly comparable non-GAAP measure for the period, as set forth above in the Company’s response to the Staff’s Comment No. 5.

* * * * *

Thank you for your attention to these matters. Please direct any questions or further comments regarding this response letter to Matthew O’Loughlin, Proskauer Rose LLP, by email at moloughlin@proskauer.com or by phone at (310) 284-5654.

Very truly yours, AMERICAN VANGUARD CORPORATION

By:	/s/ David T. Johnson
	Name:	David T. Johnson
	Title:	Chief Financial Officer

cc:	Timothy J. Donnelly, Chief Information Officer, General Counsel & Secretary Matthew O’Loughlin, Proskauer Rose LLP

Louis Rambo, Proskauer Rose LLP